July 31, 2020

VIA EDGAR AND HAND DELIVERY

CONFIDENTIAL

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Julia Griffith, Ms. Susan Block,

Ms. Tracey McKoy and Mr. Kevin Vaughn

FOIA Confidential Treatment Request Under 17 C.F.R. §200.83

Re:	Harmony Biosciences Holdings, Inc.
Anticipated Price Range in Registration Statement on Form S-1
File No. 333-240122
CIK No. 0001802665

Ladies and Gentlemen:

On behalf of Harmony Biosciences Holdings, Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company originally submitted the above-referenced Registration Statement (the “Registration Statement”) to the Commission on July 27, 2020. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in this letter.

For the convenience of the Staff, we are providing to the Staff copies of this letter by hand delivery and facsimile.

July 31, 2020

ESTIMATED IPO PRICE RANGE

To assist the Staff in its review, the Company advises the Staff that, although not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting input from the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”) with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect the anticipated [***] reverse stock split that the Company intends to effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate reverse stock split, will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

ANALYSIS OF STOCK OPTION AND STOCK APPRECIATION RIGHTS GRANTS IN PRECEDING 12 MONTHS

The following table summarizes by grant date the number of shares of common stock underlying stock options granted during the preceding 12 months, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock on the date of such option grant, and the estimated fair value of options per share used to determine stock-based compensation expense for financial reporting purposes.

Grant Date	Number of Shares Underlying Stock Options Granted	Per Share Exercise Price of Options	Estimated Fair Value of Common Stock Per Share on Grant Date	Per Share Estimated Fair Value of Option
August 5, 2019	70,000	$1.00	$0.65	$0.50
August 26, 2019	5,000	$1.00	$0.81	$0.62
September 30, 2019	30,000	$1.00	$0.81	$0.62
October 21, 2019	30,000	$1.00	$0.81	$0.62
October 28, 2019	300,000	$1.00	$0.81	$0.62
January 1, 2020	125,000	$1.00	$0.87	$0.69
January 13, 2020	5,000	$1.00	$0.87	$0.69
January 22, 2020	20,000	$1.00	$0.87	$0.69
February 26, 2020	30,000	$1.00	$0.87	$0.69
March 1, 2020	25,000	$1.00	$0.87	$0.69
March 2, 2020	20,000	$1.00	$0.87	$0.69
March 4, 2020	943,485	$1.00	$0.87	$0.69
March 16, 2020	85,000	$1.00	$0.87	$0.69
March 23, 2020	30,000	$1.00	$0.87	$0.69
May 7, 2020	100,000	$1.67	$1.67	$1.30
June 23, 2020	75,000	$1.67	$1.67	$1.30

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

HARMONY BIOSCIENCES HOLDINGS, INC.

July 31, 2020

The following table summarizes by grant date the number of shares of common stock underlying stock appreciation rights (“SARs”) granted during the preceding 12 months, as well as the associated per share base price and the estimated fair value per share of the Company’s common stock on the grant date of each SAR, and the estimated fair value of SARs per share used to determine stock-based compensation expense for financial reporting purposes.

Grant Date	Number of Shares Underlying SARs Granted	Per Share Base Price of SARs	Estimated Fair Value of Common Stock Per Share on SARs Grant Date	Per Share Estimated Fair Value of SARs
June 23, 2020	75,000	$1.67	$1.67	$1.30

The Company’s discussion of stock-based compensation for financial reporting purposes is primarily contained within the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation,” which is included on pages 102 through 103 of the Registration Statement.

As disclosed within the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Common Stock Valuation,” the Company’s board of directors has estimated the fair value of the Company’s common stock at various grant dates, with input from management, considering the Company’s most recently available third-party valuations of the common stock and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant, including:

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

HARMONY BIOSCIENCES HOLDINGS, INC.

July 31, 2020

•

the prices at which the Company sold shares of its redeemable convertible preferred stock in arm’s length transactions and the superior rights, preferences and privileges of the convertible preferred stock relative to its common stock, including the liquidation preferences of its preferred stock;

•	the Company’s short operating history;

•	the Company’s actual operating results and financial performance;

•	the progress of the Company’s commercialization of its approved product and research and development efforts for additional indications;

•	conditions in the industry and economy in general;

•	the rights, preferences and privileges of the Company’s convertible preferred stock relative to those of the Company’s common stock;

•	the likelihood of achieving a liquidity event for the holders of the Company’s common stock, such as an IPO or a sale of the Company, given prevailing market conditions;

•	equity market conditions affecting comparable public companies; and

•	the lack of marketability of the Company’s common stock and the results of independent third party valuations.

The Company’s board of directors also took into consideration the valuations of the Company’s common stock that were prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if the Company had used different assumptions or estimates, the fair value of the Company’s common stock and the Company’s stock-based compensation expense could have been materially different.

Fair Value Determinations

August 5, 2019 Option Grants. The Company’s board of directors determined that the fair value of its common stock was $0.65 per share as of August 5, 2019 based on input from management, the objective and subjective criteria discussed above and the results of its most recent third-party valuation performed as of February 13, 2019, which was received by the Company on August 2, 2019. In reaching this determination, the board of directors determined that no material changes had occurred in the business since February 13, 2019.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

HARMONY BIOSCIENCES HOLDINGS, INC.

July 31, 2020

As described in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Common Stock Valuations,” the February 13, 2019 valuation analysis was performed using the income-based approach of a discounted cash flow method (“DCF”). DCF is based upon the theory that the value of a business is equal to the present value of its projected future cash flows. The Company also applied a discount for lack of marketability to account for a lack of access to an active public market. The option pricing model was then used to determine the fair value of the Company’s common stock.

The February 13, 2019 valuation analysis resulted in a valuation of the Company’s common stock of $0.65 per share. Based on that result as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $0.65 per share as of August 5, 2019, when it granted stock options for the purchase of 70,000 shares of common stock.

August 26, 2019–October 28, 2019 Option Grants.    The Company’s board of directors determined that the fair value of the Company’s common stock was $0.81 per share as of each of the grant dates from August 26, 2019 through October 28, 2019 based on input from management, the objective and subjective criteria discussed above and the results of its most recent third-party valuation performed as of August 14, 2019, which was received by the Company on October 25, 2019. In reaching these determinations, the board of directors determined in each case that no material changes had occurred in the business since August 14, 2019.

As described in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Common Stock Valuations,” the August 14, 2019 valuation analysis was performed using an equally weighted combination of both DCF and the backsolve method (“Backsolve”), a method for inferring the equity value implied by a recent financing transaction. The use of Backsolve in conducting the August 14, 2019 valuation was intended to leverage the August 9, 2019 financing transaction, which is described further below. The Company also applied a discount for lack of marketability to account for a lack of access to an active public market. The option pricing model was then used to determine the fair value of the Company’s common stock.

The approval by the U.S. Food and Drug Administration (“FDA”) on August 14, 2019 of the Company’s first commercial product, WAKIX (pitolisant), for the treatment of excessive daytime sleepiness in adult patients with narcolepsy was a primary driver of the increase in the

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

HARMONY BIOSCIENCES HOLDINGS, INC.

July 31, 2020

Company’s common stock valuation from $0.65 as of February 13, 2019 to $0.81 as of August 14, 2019. Another contributing factor was the Company’s issuance and sale on August 9, 2019 of 25,510,205 shares of its Series C convertible preferred stock at a purchase price of $1.96 per share for aggregate consideration of approximately $50.0 million.

The August 14, 2019 valuation analysis resulted in a valuation of the Company’s common stock of $0.81 per share. Based on that result as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $0.81 per share as of each of the grant dates from August 26, 2019 through October 28, 2019, during which it granted stock options for the purchase of an aggregate of 365,000 shares of common stock.

January 1, 2020–March 23, 2020 Option Grants.    The Company’s board of directors determined that the fair value of the Company’s common stock was $0.87 per share as of each of the grant dates from January 1, 2020 through March 23, 2020 based on input from management, the objective and subjective criteria discussed above and the results of its most recent third-party valuation performed as of December 31, 2019, which was received by the Company on January 28, 2020. In reaching these determinations, the board of directors determined in each case that no material changes had occurred in the business since December 31, 2019.

As described above and in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Common Stock Valuations,” the December 31, 2019 valuation analysis was performed using a combination of both Backsolve and DCF.

In conducting the December 31, 2019 valuation, Backsolve constituted 25% of the valuation methodology while DCF constituted 75% of the valuation methodology. The reduced relative weight of Backsolve compared to DCF since the August 14, 2019 valuation was attributable to the results of the commercial launch of WAKIX in November 2019, the increased ability of the Company to forecast potential future liquidity events and the amount of time that had lapsed since the last financing transaction. The Company also applied a discount for lack of marketability to account for a lack of access to an active public market. As with prior valuations, the option pricing model was then used to determine the fair value of the Company’s common stock.

The December 31, 2019 valuation analysis resulted in a valuation of the Company’s common stock of $0.87 per share. Based on that result as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $0.87 per share as of each of the grant dates from January 1, 2020 through March 23, 2020, when it granted stock options for the purchase of an aggregate of 1,283,485 shares of common stock.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

HARMONY BIOSCIENCES HOLDINGS, INC.

July 31, 2020

May 7, 2020–June 23, 2020 Option and SARs Grants.    The Company’s board of directors determined that the fair value of the Company’s common stock was $1.67 per share as of each of the grant dates from May 7, 2020 through June 23, 2020 based on input from management, the objective and subjective criteria discussed above and the results of its most recent third-party valuation performed as of March 31, 2020, which was received by the Company on May 5, 2020. In reaching these determinations, the board of directors determined in each case that no material changes had occurred in the business since March 31, 2020.

As the Company intends to describe in a subsequent amendment to the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Common Stock Valuations,” the March 31, 2020 valuation analysis was performed using only DCF to determine the overall company valuation, and the option pricing model to determine the fair value of the Company’s common stock.

The Company’s commercial launch of WAKIX in November 2019, the initial results of the subsequent commercialization efforts and the Company’s updated long-term financial forecast were primary drivers of the increase in the Company’s common stock valuation from $0.87 as of December 31, 2019 to $1.67 as of March 31, 2020.

The March 31, 2020 valuation analysis resulted in a valuation of the Company’s common stock of $1.67 per share. Based on that result as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $1.67 per share as of each of the grant dates from May 7, 2020 through June 23, 2020, when it granted (i) stock options for the purchase of an aggregate of 175,000 shares of common stock and (ii) an aggregate of 75,000 shares of common stock subject to SARs.

COMPARISON OF MARCH 31, 2020 VALUATION AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and the Underwriters.

Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the life sciences and pharmaceutical industry;

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

HARMONY BIOSCIENCES HOLDINGS, INC.

July 31, 2020

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•

an assumption that there would be a receptive public trading market for a commercial-stage pharmaceutical company focused on the development and commercialization of innovative therapies for patients with rare neurological disorders living with unmet medical needs; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the proposed IPO.

The Company believes that the difference between the fair value of its common stock as of March 31, 2020 of $1.67 per share and the Preliminary Assumed IPO Price of approximately $[***] per share is the result of these factors and the following factors and positive developments with respect to its business that occurred subsequent to June 23, 2020:

•

The anticipated price range for this offering is based upon a scenario in which the Company completes this offering, in contrast to the Company’s prior valuations of common stock, which considered other potential outcomes under DCF, which would have resulted in a lower value of its common stock than an initial public offering.

•

The anticipated price range for this offering assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was appropriately taken into account in the Company’s determination of the fair value of its common stock for all valuations performed.

•

The Company’s redeemable convertible preferred stock currently has substantial economic rights and preferences over its common stock. Upon the closing of this offering, all outstanding shares of the Company’s redeemable convertible preferred stock will convert into common stock, thus eliminating the superior rights and preferences of its redeemable convertible preferred stock as compared to its common stock.

•

The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

HARMONY BIOSCIENCES HOLDINGS, INC.

July 31, 2020

costs, as a result of being a publicly traded company, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions.

•	The Company’s ongoing commercialization efforts for WAKIX.

•	The Company’s updated long-term financial forecast based on its preliminary results for the quarter ended June 30, 2020.

In conclusion, the Company respectfully submits that the difference between the latest valuation as of March 31, 2020 and the Preliminary Assumed IPO price is reasonable.

The Company respectfully requests that certain of the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to John Jacobs, President and Chief Executive Officer, Harmony Biosciences Holdings, Inc., 630 W. Germantown Pike, Suite 215 Plymouth Meeting, PA 19462, telephone (484) 539-9800, before it permits any disclosure of the underlined and highlighted information contained in this letter.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at +1.312.876.7680 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Christopher Lueking
Christopher Lueking, Esq. of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

John Jacobs, Harmony Biosciences Holdings, Inc.

Susan Drexler, Harmony Biosciences Holdings, Inc.

Stephanie Wisdo, Harmony Biosciences Holdings, Inc.

Robert Puopolo, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

HARMONY BIOSCIENCES HOLDINGS, INC.